Randolf W. Katz Direct: 949-223-7103 RWKatz@BryanCave.com 344428.1

June 5, 2007

United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Bob Carroll

Re:	Amish Naturals Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2 Filed April 30, 2007 File No. 333-142471

Ladies and Gentlemen:

Amish Naturals Inc. (“Amish”) is pleased to respond to the staff’s May 18, 2007, comment letter. Each comment has been transcribed, with Amish’s response immediately below. This letter refers to Amish’s amended Registration Statement on Form SB-2, which has been filed with the Commission concurrently with this letter.

Form SB-2/A1 Filed on May 30, 2007

General

1.	We note your financial information is for the period ending December 31, 2006. In your revised SB-2/A, please update your financial information as required by Rule 310(g) of Regulation S-B.

Response:

In the amended SB-2/A1, Amish updated the financial information included, as required by Rule 310(g) of Regulation S-B.

2.
We note you filed a Form 8-K on October 31, 2006 disclosing the reverse merger with FII International Inc. effective October 27, 2006. We also note from your Form SB-2 that you have changed your fiscal year and accounting firm in conjunction with the merger, but there is no disclosure to that effect in the Form 8-K filed October 31, 2006. Please amend your disclosure to comply with Items(s) 4 and 5 of Form 8-K.

United States Securities and Exchange Commission June 5, 2007 Page 2	Bryan Cave LLP

Response:

On May 29, 2007, Amish filed a Current Report on Form 8-K providing the disclosure referenced in this comment.

Statement of Operations, page F-3

Statement of Shareholders’ Deficit, page F-4

Statement of Cash Flows, page F-5

3.
We note your inception date was September 2, 2005 and your fiscal year end is September 30. Tell us and disclose why your financial statements reflect a nine-month period starting from January 1, 2006 through September 30, 2006 instead of beginning at your inception date. Please revise your disclosure to clarify your distinction between your inception date and your commencement of operations date. Further, we note your Statement of Shareholders’ Equity reflects an opening balance at September 2, 2005 (inception date). Please revise your presentation to be consistent with your statement headings for the periods presented.

Response:

Amish believes that is important that the readers of its financial statements clearly understand that the loss incurred during the period ended September 30, 2006, reflects the results of its operations for a nine-month period and not of a twelve-month period. Amish has expanded Note 1 to its financial statements to include: “The Company’s financial statements reflect the results of its operations and cash flows for the nine month period from the commencement of its operations on January 1, 2006 to the end of its first fiscal year on September 30, 2006.” In addition, Amish has deleted the opening line on its statement of Shareholders’ Equity and amended the first caption to state “Shares issued for cash in January 2006 at %.50 per share.”

We have also forwarded, by an overnight courier, a hard copy of the amended filing, marked to show changes. If you have any questions or comments regarding these responses, please feel free to contact me.
Very truly yours,

/s/ Randolf W. Katz
Randolf W. Katz

cc: client
  Kelly & Co.